

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

September 29, 2008

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Mr. Joseph C. Bartolacci, President
    and Chief Executive Officer
Matthews International Corporation
Two Northshore Center
Pittsburgh, PA   15212-0188

Re: Matthews International Corporation
        Annual Report on Form 10-K for the FYE September 30, 2007
        Filed on November 27, 2007
        File No. 0-09115

Dear Mr. Bartolacci:

        We have limited our review of your filing to those issues we have addressed in
our comments. In future filings, we think you should revise your document in response
to these comments. If you disagree with a comment, we will consider your explanation
as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed
as necessary in your explanation. In some of our comments, we may ask you to provide
us with supplemental information so we may better understand your disclosure. After
reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A. Controls and Procedures, page 65

1. We note your disclosure that your Chief Executive Officer and Chief Financial
    Officer concluded that your disclosure controls and procedures provide
    reasonable assurance that information required to be disclosed in your reports is
    recorded, processed, summarized and reported within the specified time periods.
    Please confirm to us, and revise future filings to clarify, if true, that your officers
    concluded that your disclosure controls and procedures are also <u>effective</u> for such
    purpose <u>and</u> <u>effective</u> for the purpose of ensuring that material information

required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e).

Closing Comments

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding the above comments, you may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, Brigitte P. Lippmann, Reviewer, at (202) 551-3713.

Sincerely,

Pamela A. Long
Assistant Director